UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 5, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

The Compensation Committee of Directors of the Company vide resolution dated 3rd October 2006 has approved the grant of 840,750 stock options under the Company’s Stock Option Plan 2003 (Patni ESOP 2003) to certain employees of the Company at an Exercise Price of Rs. 385/- each per share.

Further that the Compensation Committee of Directors of the Company vide resolution dated 3rd October 2006 has also allotted 134,275 Equity shares of par value of  Rs. 2/- each to certain employees of the Company pursuant to exercise of the options granted to them earlier under the Company’s Stock Option Plan 2003 (Patni ESOP 2003).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 5, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary